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                                       November 21, 2005


VIA FACSIMILE and EDGAR
-----------------------

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549


     RE:  Brookdale Senior Living Inc.
          Registration Statement on Form S-1 (File No. 333-127372)
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Dear Mr. Spirgel:

     As special counsel to Brookdale Senior Living Inc. ("Brookdale" or the "Company"), in connection with the proposed initial public offering (the "Offering") of Brookdale's common stock (the "Common Stock"), we are responding to the request of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") for a letter addressing whether a preliminary prospectus for the Offering should be recirculated in view of the changes reflected in the Registration Statement to the Brookdale Senior Living Inc. Consolidated Balance Sheet made in response to the comments (the "Comments") of the Staff set forth in the Staff's letter of November 15, 2005 (the "Comment Letter") and subsequent conference calls with the Staff on November 16, 2005 and November 17, 2005. Capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Registration Statement.

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Securities and Exchange Commission
November 21, 2005
Page 2


     We have advised the Company of the Commission's position, set forth in Rules 460 and 461 and Release No. 33-4968 under the Securities Act of 1933, that the Commission "[h]aving due regard to the adequacy of information respecting the registrant theretofore available to the public . . . and to the public interest and the protection of investors," will not grant acceleration of a registration statement "[w]here the form of preliminary prospectus, which has been distributed by the issuer or underwriter, is found to be inaccurate or inadequate in any material respect." For the reasons set forth below, the Company and the representative of the underwriters in the Offering (the "Representatives"), after reviewing the changes to the preliminary prospectus in their totality and after discussing the matter with us and counsel to the underwriters, does not believe that the circulated preliminary prospectus was rendered inaccurate or inadequate in any material respect by the changes made and, therefore, does not believe that recirculation of a preliminary prospectus is required.

     Investors Have Been Notified. The Company has been advised by the Representatives that they have communicated to prospective investors that certain changes were made to the preliminary prospectus.

     Please contact me at (212) 735-3050 should you require further information.


                                             Very truly yours,


                                             /s/ Joseph A. Coco
                                             ------------------------
                                                 Joseph A. Coco, Esq.

cc:  Albert Pappas, Esq.
     Deborah C. Paskin, Esq.